Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
August 28, 2006

Extendicare to Hold Shareholders Meeting on October 16, 2006 to Consider the Spin-
off of ALC and Conversion to a REIT

•	Announces Redemption of its Preferred shares

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) today announced that its Board of Directors has called a meeting of Extendicare’s Subordinate Voting and Multiple Voting shareholders on October 16, 2006 at 2:00 p.m. EDT to vote on a resolution approving the previously announced spin-off of Assisted Living Concepts, Inc. to Extendicare’s shareholders and the conversion of Extendicare’s remaining business into a Canadian real estate investment trust (REIT). The Board of Directors has set a record date of September 6, 2006 for shareholders entitled to receive notice of, attend and vote at the meeting.

The meeting will be held at the Toronto Stock Exchange (TSX) Broadcast and Conference Centre, Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2. The resolution approving the plan of arrangement (the “Arrangement”) giving effect to the spin-off and conversion must be approved by two-thirds of the votes cast, in person or by proxy, by each of the Multiple Voting and Subordinate Voting shareholders. After all conditions to the implementation of the Arrangement have been satisfied, Extendicare will, as soon as practicable, apply to the Ontario Superior Court for a final order approving the Arrangement. If the final order of the Court is obtained, the Arrangement is expected to be completed on or about November 1, 2006.

The Board of Directors has also approved the redemption of Extendicare’s Class I, Series 2, 3, and 4 Preferred Shares and Class II, Series I Preferred Shares on October 13, 2006 at a redemption price of $25.00 per share plus accrued and unpaid dividends. Notice of redemption will be mailed to the holders shortly.

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 438 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,100 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

As a conversion by the Company to a real estate investment trust and the spin-off of ALC will be subject to and conditional upon, among other things, shareholder and court approvals, some or all of which conditions are beyond the control of the Company, there can be no assurance that such a spin-off and conversion will occur or will occur within a particular time frame.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com